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                                   EXHIBIT 20



Contacts:         Norman Ritter
                  The General Chemical Group
                  603/929-2322
                  www.genchem.com

                  Stanley Ulchaker
                  Edward Howard & Co.
                  216/781-2400
                  www.defiance-inc.com

                                                           FOR IMMEDIATE RELEASE


GENERAL CHEMICAL TO ACQUIRE PRECISION-BEARINGS MAKER DEFIANCE IN A CASH TENDER
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OFFER
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         HAMPTON, N.H., and CLEVELAND, OHIO, January 8, 1999 -- The General
Chemical Group Inc. (NYSE: GCG) and Defiance, Inc. (NASDAQ: DEFI) today agreed that General Chemical will acquire, in a cash tender offer, all of the 6 million shares of Defiance common stock outstanding, a transaction valued at approximately $57 million, or $9.50 per share.

         "The purchase of Defiance, a leading manufacturer of precision bearings for motor-vehicle engines, reflects our strategy of pursuing value-enhancing acquisitions that contribute to earnings and cash-flow growth," Richard R. Russell, president and chief executive officer of General Chemical, said. "The transaction is expected to be immediately accretive to General Chemical's earnings.

         "Our Toledo Technologies subsidiary is the world's leading designer and producer of stamped and machined valve-train components used in today's high-growth overhead-cam engines," Mr. Russell continued. "The combination of these products and Defiance's precision bearings will create a larger, more integrated supplier of engine systems and assemblies. Building on this strength, we will continue to expand our portfolio of precision engine components and systems to serve our global customers. We are also enthusiastic about the
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opportunities that Defiance's tooling and testing services offer in broadening our base in the automotive industry."

         "Our partnership with General Chemical Group will be good for all of Defiance's customers and employees," said Jerry A. Cooper, Defiance's president and chief executive officer. "We have realized increased value for our shareholders. At the same time, this combination will be good for all of Defiance's operations, and should position Defiance to move forward with plans to enhance our business."

         General Chemical also produces fluid-handling equipment for the transportation industry and inorganic chemicals for a wide variety of customers and markets. Defiance also provides testing and tooling-development services to the automotive industry, in addition to manufacturing anti-friction bearings and metal prototype dies and parts.

         The Board of Directors of Cleveland-based Defiance unanimously approved the transaction and received from McDonald Investments Inc. a written opinion that, as of the date of such opinion and based upon and subject to certain matters stated therein, the $9.50-per-share cash consideration was fair, from a financial point of view, to Defiance stockholders.

         The tender offer is subject to, among other things, the tender of at least 50% of all of the shares outstanding on a fully diluted basis, and the termination or expiration of the waiting period under the Hart-Scott-Rodino Act. In the event of termination of the merger agreement, under certain circumstances General Chemical would be entitled to a termination fee of $1.75 million and the reimbursement of certain expenses.

                                      # # #

Note: Due to the tender offer announcement by General Chemical Group, Defiance has adopted a self-imposed quiet period and will provide no further comment on these matters beyond what is contained in this press release.

Note: This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Actual results may differ materially from anticipated results due to certain risks and uncertainties, including but not limited to general economic conditions in the markets in which Defiance operates, fluctuations in the production of vehicles for which Defiance is a supplier, fluctuations in the level of new model development activity at Defiance's significant customers, labor disputes involving Defiance or its significant customers, and other risks detailed from time to time in Defiance's Securities and Exchange Commission filings.